SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           Newcourt Credit Group Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    650905102
                                 (CUSIP Number)

                                 Ernest D. Stein
                               The CIT Group, Inc.
      1211 Avenue of the Americas, New York, New York 10036 (212) 536-1390
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 5, 1999
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                           (Page 1 of 8 Pages)
----------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 650905102                  13D                       Page 2 of 8 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                               The CIT Group, Inc.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                               N/A
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                         22,273,249*
SHARES       -------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                         -0-
OWNED BY     -------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                         22,273,249*
REPORTING    -------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                         -0-
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                         22,273,249*
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                         15.0%*
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON
                                                         CO

* Refers to 22,273,249 common shares which may be acquired upon the exercise of an option currently not exercisable within 60 days, as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------

CUSIP No. 650905102                  13D                       Page 3 of 8 Pages


Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common shares (the "Common Shares") of Newcourt Credit Group Inc. (the "Company"). The Company's principal executive offices are located at BCE Place, 181 Bay Street, Suite 3500, PO Box 827, Toronto, Ontario M5J 2T3.

Item 2. Identity and Background.

      (a) The name of the person filing this statement is The CIT Group, Inc., a Delaware corporation ("CIT"). CIT is a diversified finance company offering commercial and consumer financing secured by various types of collateral.

      (b) The address of the principal office of CIT is 1211 Avenue of the Americas, New York, New York 10036.

      (c) Set forth on Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of CIT's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (d) During the past five years, neither CIT, nor to CIT's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, neither CIT nor, to CIT's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) Except for Messrs. Kobayashi, Aoki, Kaneko and Tonoike, each of whom are citizens of Japan, each person named in Schedule I to this Schedule 13D is a citizen of the United States.

Item 3. Source and Amount of Funds and Other Consideration.

      On August 5, 1999, CIT and the Company entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, in consideration of the mutual covenants and agreements of CIT and the Company contained therein and in the Reorganization Agreement (as defined in Item 4), and as an inducement to CIT to enter into the Reorganization Agreement, the Company granted to CIT an option to purchase, under certain circumstances, up to 22,273,249 Common Shares of the Company at the price of $15.6875 per share (the "Option").

      The Option will become excercisable upon the occurrence of certain events set forth in the Stock Option Agreement none of which, to the knowledge of CIT, has occurred as of the date hereof. In the event the Option becomes exercisable, CIT has the right to put the Option to the Company against payment of $15 million, or,

CUSIP No. 650905102                   13D                      Page 4 of 8 Pages


alternatively, to exercise the Option. CIT is not now able to identify the source of funds which would be used if it were to exercise the Option in whole or in part. In the event the need to exercise the Option arises, CIT will determine at that time the appropriate source of the funds, up to approximately $349,411,594, needed to exercise the Option. It is currently anticipated that such funds would be provided from CIT's working capital and/or by borrowings from sources yet to be determined.

      The description contained in this Item 3 of the Stock Option Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit 10.1 and incorporated by reference in this Item 3.

Item 4. Purpose of the Transaction.

      (a)-(b) On August 5, 1999, CIT and the Company entered into an Amended and Restated Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for, among other things, the acquisition by CIT of all of the issued and outstanding Common Shares (the "Acquisition"). Under the terms of the Acquisition, subject to potential downward adjustment, 0.70 shares of CIT's common stock (or, at the election of certain holders, 0.70 exchangeable shares of the Company exchangeable for CIT's Common Shares on a one-for-one basis) will be exchanged for each outstanding Common Share. The Acquisition is subject to the satisfaction of certain conditions including receipt of regulatory approvals and the approval of the shareholders of each of CIT and the Company. The description contained in this Item 4 of the Reorganization Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached to this Schedule 13D as Exhibit 10.2 and incorporated by reference in this Item 4.

      On August 5, 1999, in connection with and in consideration of the mutual covenants and agreements of the parties and the execution of the Reorganization Agreement, the Company granted to CIT the Option. The exercise price of the Option was arrived at by mutual agreement of the parties. The description contained in this Item 4 of the Stock Option Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit
10.1 and incorporated by reference in this Item 4.

      CIT, in accordance with the terms of the Reorganization Agreement, plans to acquire the Company upon the satisfaction of all conditions set forth in the Reorganization Agreement. The Option was acquired by CIT and granted by the Company for the purpose of providing CIT with a form of compensation if the Acquisition is not consummated as a consequence of the Company being acquired by a third party. The existence of the Option may decrease the likelihood that third parties would initiate actions, including the acquisition of significant amounts of the Common Stock of the Company, that have the effect of interfering with the contractual relationship established by the Reorganization Agreement or hindering the consummation of the Acquisition contemplated by the parties.

      (c) Not applicable.

CUSIP No. 650905102                   13D                      Page 5 of 8 Pages


      (d) If the Acquisition is consummated, the Company will become a subsidiary of CIT, and CIT will subsequently determine the size and membership of the Board of Directors of the Company and the officers of the Company.

      (e) None, other than a change in the number of outstanding Common Shares as contemplated by the Reorganization Agreement.

      (f) Upon consummation of the Acquisition, the Company will become a subsidiary of CIT.

      (g) Not applicable.

      (h) Following consummation of the Acquisition, the Common Shares will be de-listed from the Toronto Stock Exchange, the Montreal Stock Exchange and the New York Stock Exchange.

      (i) Upon consummation of the Acquisition, the Company's Common Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

      (j) Other than as described above, CIT currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although CIT reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

      (a) CIT does not currently own any Common Shares. On August 5, 1999, CIT acquired the right and option to acquire up to 22,273,249 Common Shares pursuant to the Stock Option Agreement. Under the Stock Option Agreement, CIT does not have the right to exercise the Option unless certain specified events occur. If the Option were to become exercisable, CIT would be entitled to purchase upon exercise of the Option up to 22,273,249 Common Shares (constituting no more than 15% of the outstanding Common Shares before giving effect to the Option), subject to antidilution adjustments, for $15.6875 per share. If CIT were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option, sole power to direct the disposition of, the Common Shares covered thereby. Because the Option will not become exercisable unless and until certain specified events occur, CIT disclaims beneficial ownership of any Common Shares subject to the Option, inasmuch as such option is currently not exercisable within 60 days. The description contained in this Item 5 of the Stock Option Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Stock Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit 10.2 and incorporated by reference in this Item 5.

      (b) CIT possesses the sole power, subject to fulfillment of the conditions stated therein, to exercise the Option until termination occurring in accordance with its terms. The Option does not carry any voting rights. Upon exercise of the Option, in whole or in part, CIT would possess the sole power to vote and dispose of the Common Shares acquired thereby, subject to certain conditions and restrictions contained in the Stock Option Agreement. The Dai-Ichi Kangyo Bank, Limited ("DKB") owns

CUSIP No. 650905102                   13D                      Page 6 of 8 Pages


approximately 43.8% of CIT's outstanding Class A Common Stock. DKB may be able to exercise significant influence over the business and affairs of CIT. However, DKB disclaims beneficial ownership of any Common Shares purchasable by CIT pursuant to the Stock Option Agreement.

      To CIT's knowledge, no Common Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D.

      (c) Neither CIT, nor, to CIT's knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in the Common Shares during the past 60 days, except as disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

      Other than as described in Items 4(a-b) and 5(a) above, which are hereby incorporated by reference herein, to CIT's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.         Description

10.1 Stock Option Agreement, dated as of August 5, 1999, between Newcourt Credit Group Inc. and The CIT Group, Inc.

10.2 Amended and Restated Agreement and Plan of Reorganization between The CIT Group, Inc. and Newcourt Credit Group Inc., dated as of August 5, 1999

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 13, 1999

                                    /s/ Joseph M. Leone
                                    ----------------------------------
                                    Joseph M. Leone
                                    Executive Vice President and
                                    Chief Financial Officer

CUSIP No. 650905102                  13D                       Page 7 of 8 Pages


                                   Schedule I

                              Principal Occupation
Name                            or Employment               Business Address

1. Hisao Kobayashi         President, Hibiya Building       1-1, Shinbashi
                           Co., Ltd.                        1-chome, Minato-ku,
                           Chairman of the Board            Tokyo 105-0004
                           of Directors of CIT


2. Albert R.Gamper, Jr.(1) President & Chief Executive      650 CIT Drive
                           Officer of CIT                   Livingston, NJ
                           Member of the Board of           07039
                           Directors of CIT

3. Daniel P. Amos          President and Chief Executive    1932 Wynnton Rd
                           Officer of AFLAC Incorporated    Columbus, GA
                           and American Family Life         31999
                           Assurance Company of Columbus
                           Member of the Board of
                           Directors of CIT

4. Anthea Disney           Executive Vice President,        1211 Avenue of the
                           News Corporation Ltd.            Americas, 4th Floor
                           Member of the Board of           New York, NY
                           Directors of CIT                 10036


5. Takasuke Kaneko         President, DKB Securities        1-5, Uchisaiwaicho
                           Co., Ltd.                        1-chome, Chiyoda-ku
                           Member of the  Board             Tokyo 100-0011
                           of Directors of CIT

6. William M. O'Grady(1)   Executive Vice President,        650 CIT Drive
                           Administration                   Livingston, NJ
                           Member of Board of               07039
                           Directors of CIT

7. Joseph A. Pollicino(1)  Vice  Chairman  of CIT           1211 Avenue
                           Member  of  the  Board           of  the  Americas,
                           Directors of CIT                 4th Floor, New York,
                                                            NY 10036

8. Paul N. Roth            Partner, Schulte Roth & Zabel    900 Third Avenue
                           Member of the Board of           New York, NY
                           Directors of CIT                 10022

9. Peter J. Tobin          Dean, College of Business        8000 Utopia Parkway
                           Administration, St. John's       Bent Hall, Room 111
                           University                       Jamaica, NY  11439
                           Member of the Board of
                           Directors of CIT

CUSIP No. 650905102                  13D                       Page 8 of 8 Pages


                                   Schedule I

                               Principal Occupation
Name                             or Employment               Business Address

10. Tohru Tonoike          General Manager, The             650 CIT Drive
                           Americas Specialized             Livingston, NJ
                           Finance Division, New York       07039
                           Branch, The Dai-Ichi
                           Kangyo Bank, Ltd. ("DKB")
                           Member of the Board of
                           Directors of CIT

11. Keiji Torii            Director and General             One World Trade
                           Manager, New York Branch, DKB    Center, Suite 4911,
                           Member of the Board of           New York, NY 10048
                           Directors of CIT

12. Alan F. White          Senior  Associate  Dean,         Room  E52-472
                           Massachusetts Institute of       50 Memorial  Drive
                           Technology, Alfred P. Sloan      Cambridge, MA 02141
                           School of Management
                           Member of the Board of
                           Directors of CIT

13. Joseph M. Leone        Executive Vice President and     650 CIT Drive
                           Chief Financial Officer          Livingston, NJ
                                                            07039

14. Ernest D. Stein        Executive Vice President         650 CIT Drive
                           General Counsel and Secretary    Livingston, NJ
                                                            07039


----------
(1) Messrs. Gamper, O'Grady, and Pollicino, who are listed above as Directors, are also Executive Officers of CIT.